FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 18, 2006

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Ignace Lahoud appointed to the position of Senior Vice President, Chief Financial Officer of Euro Disney S.A.S.

(Marne-la-Vallée, January 18, 2006) – Euro Disney S.C.A. announced today that Ignace Lahoud has been appointed to the position of Senior Vice President, Chief Financial Officer of Euro Disney S.A.S., the management company of Euro Disney S.C.A., replacing Jeff Speed who has returned to the U.S. to pursue another career opportunity.

“I would like to take this opportunity to thank Jeff Speed for his many contributions over the last three years and particularly for his role in the successful completion of the Financial Restructuring”, Karl L. Holz, Chairman and CEO of Euro Disney S.A.S. said.

Ignace joined Disneyland Resort Paris in October 2005 in the position of Senior Vice President, Finance. From 2001 to 2005, he served as Senior Vice President and Chief Financial Officer for TWDC-Latin America, based in Argentina. Prior to that assignment, he held several management positions in Finance for the Walt Disney Company in Burbank and Euro Disney S.C.A. from 1991 to 2001.

“Ignace’s strong leadership and Finance expertise, along with his wide-ranging experience, will be a tremendous asset for Euro Disney.  He has enthusiastically taken on new areas of increasing responsibilities during his fifteen years at Disney”, Holz said.

Ignace holds a Bachelor of Science degree from the American University of Beirut and an MBA from the Madrid Business School and the University of Houston.

A Spanish citizen, Ignace is 40 years old and is fluent in English, French, Spanish and Arabic. He is married and has two children, Max and Anna.

Press Contact	Investor Relations
Pieter Boterman	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 58 55
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail : pieter.boterman@disney.com	e-mail : sandra.picard.rame@disney.com

Corporate Communication
Béatrice Mathieu-de Lacharrière
Tel: +331 64 74 60 38
Fax: +331 64 74 60 35
e-mail : beatrice.mathieu.de.lacharriere@disney.com

Next Scheduled Release:    First Quarter 2006 Earnings on January 26, 2006

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries (the “Group”) operate Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,324 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney SCA’s shares are listed and trade on Euronext Paris.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: January 18, 2006

By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership